Exhibit 99.1

Name	Trade Date	Buy/Sell	No. of Shares	Per Share Cost	Trade Amount

Pershing Square International, Ltd.	November 20, 2007	Buy	574,745	$11.96	$6,874,295.00
Pershing Square International, Ltd.	November 21, 2007	Buy	847,915	$11.58	$9,814,955.00
Pershing Square International, Ltd.	November 23, 2007	Buy	17,000	$11.75	$199,825.00
Pershing Square, L.P.	November 20, 2007	Buy	248,727	$11.96	$2,974,924.00
Pershing Square, L.P.	November 21, 2007	Buy	673,903	$11.58	$7,800,697.00
Pershing Square, L.P.	November 23, 2007	Buy	823,532	$11.75	$9,680,125.00
Pershing Square II, L.P.	November 20, 2007	Buy	11,528	$11.96	$137,882.00
Pershing Square II, L.P.	November 21, 2007	Buy	10,182	$11.58	$117,861.00
Pershing Square II, L.P.	November 23, 2007	Buy	12,468	$11.75	$146,554.00

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